Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Group
in	6M13	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	3,530	2,181	3,461	7,487	8,077	(14,902)
Income/(loss) from equity method investments	(66)	(160)	(138)	(164)	(56)	82
Pre-tax earnings/(loss) from continuing operations	3,464	2,021	3,323	7,323	8,021	(14,820)
Fixed charges:
Interest expense	6,595	14,955	16,569	18,992	18,397	39,403
Interest portion of rentals [1]	313	652	606	601	590	574
Preferred dividend requirements	114	231	216	162	131	60
Total fixed charges	7,022	15,838	17,391	19,755	19,118	40,037
Pre-tax earnings before fixed charges	10,486	17,859	20,714	27,078	27,139	25,217
Noncontrolling interests	197	336	837	822	(313)	(2,619)
Earnings before fixed charges and provision for income taxes	10,289	17,523	19,877	26,256	27,452	27,836

Ratio of earnings to fixed charges	1.47	1.11	1.14	1.33	1.44	0.70	[2]
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
2 The coverage deficiency was CHF 12,201 million for the year ended December 31, 2008.

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